May 17, 2017

Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:    ALLETE, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 15, 2017
File No. 1-03548

Dear Mr. Thompson:

Set forth below are the responses of ALLETE, Inc. to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter to the Company dated April 19, 2017 (the “comment letter”). References in this letter to “ALLETE”, “we”, “us”, “our”, or the Company mean ALLETE, Inc., and its consolidated subsidiaries. Capitalized terms used but not defined in this letter have the meanings given to such terms in our Form 10-K for the year ended December 31, 2016 (“2016 Form 10-K”).

For convenience of reference, each SEC Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the comment letter, and is followed by the corresponding response.

Consolidated Statement of Income, page 72

1.
We note sales of products and services by ALLETE Clean Energy, U.S. Water Services and Corporate and Other aggregated 25%, 33% and 12% for 2016, 2015 and 2014, respectively. Please tell us your consideration of separately disclosing the following: Revenues from public utilities; Net sales of tangible products; Revenues from services; Other revenues; Operating expenses of public utilities; Cost of tangible goods sold; Cost of services; and expenses applicable to other revenues. Refer to Rule 5-03(b) of Regulation S-X.

Company Response:
We acknowledge the Staff’s comment and have reviewed the requirements of Rule 5-03(b) of Regulation S-X which requires the disclosure of operating revenue and the associated costs and expenses for each class of operating revenue in excess of 10% of consolidated ALLETE operating revenue. As noted in the comment letter, ALLETE Clean Energy, U.S. Water Services, and Corporate and Other aggregated 25%, 33%, and 12% of consolidated ALLETE Operating Revenue for the years ended December 31, 2016, 2015 and 2014, respectively.

While ALLETE did not present line item disclosure of revenue and expenses relating to each class of operating revenue on the face of our Consolidated Statement of Income in the 2016 Form 10-K, we believe the disclosures provided in Note 17. Business Segments to our Consolidated Financial Statements (2016 Form 10-K, pages 135-137) in addition to our Management’s Discussion and Analysis of Financial Condition and Results of Operations (2016 Form 10-K, pages 36-44), provide sufficient information to reasonably inform a reader about revenue and related costs and expenses as contemplated by Rule 5-03(b) of Regulation S-X. The operating revenue and expenses of our public utilities are presented with our Regulated Operations business segment. The operating revenue and expenses of our other segments primarily result from the sale and cost of sales of tangible products. ALLETE has an immaterial amount of sales of services which amounted to approximately 0.15%, 0.14% and 0.03% of consolidated operating revenue for the years ended December 31, 2016, 2015 and 2014, respectively; therefore, individual presentation is not required.

In order to enhance our disclosure, beginning with our Form 10-Q for the quarter ended June 30, 2017 (“2017 Q2 Form 10-Q”), in addition to continuing to disclose the information discussed in the preceding paragraph, we will include additional line items on the Consolidated Statement of Income to provide the breakdown of operating revenue and associated costs and expenses as required by Rule 5-03(b) of Regulation S-X; we will present these items under the titles “Utility Operations” and “Non-Utility Operations”, with additional titles being added or deleted as needed.

An example of the proposed disclosure to be included in future filings beginning with the 2017 Q2 Form 10-Q is included below:

Year Ended December 31	2016	2015	2014
Millions
Operating Revenue
Utility	$1,000.7	$991.2	$1,003.5
Non-utility	339.0	495.2	133.3
Total Operating Revenue	$1,339.7	$1,486.4	$1,136.8
Operating Expenses
Fuel, Purchased Power and Gas - Utility	$339.9	$336.0	$373.4
Cost of Sales - Non-utility	$137.7	$294.4	$60.6

As a result of the disaggregation of utility and non-utility expenses, ALLETE expects to reclassify $7.0 million, $7.9 million and $17.3 million of gas expense from Cost of Sales to Fuel, Purchased Power and Gas - Utility for the years ended December 31, 2016, 2015 and 2014, respectively, to conform to the above revised presentation.

Note 10. Short-Term and Long-Term Debt
Financial Covenants, page 107

2.
Please expand your disclosure to state the amount of retained earnings or net income restricted or free of restrictions with regard to the payment of dividends. Refer to Rule 4-08(e)(1) of Regulation S-X.

Company Response:
ALLETE, Inc. has no significant restrictions on its ability to pay dividends to its shareholders as a result of external debt agreements, including mortgage indenture and loan covenants, as well as our regulated utility capital structure requirements. Loan covenants of certain subsidiaries contain provisions that place restrictions on dividend payments the subsidiaries are able to make to the parent; the effect of these provisions is to restrict the payment of approximately $41 million of retained earnings, which totaled $625.9 million as of December 31, 2016.

In order to enhance our disclosure, beginning with our Form 10-K for the year ended December 31, 2017, we will include a disclosure that ALLETE has no significant restrictions on its ability to pay dividends from retained earnings or net income as we have concluded that the subsidiary restrictions noted above, which represent approximately 5% of retained earnings at December 31, 2016, are not significant. The disclosure will be evaluated each reporting period to determine the significance of restrictions.

It should be noted that ALLETE, Inc. is an operating company as its primary business, Minnesota Power, is a division of ALLETE, Inc. and not a subsidiary.

In connection with this letter, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate your assistance in this matter and will be pleased to provide additional information you may need. We believe this letter responds adequately to your comments, but if you have any further questions or comments regarding this letter on our 2016 Form 10-K, please contact me at 218-355-3533 or at smorris@allete.com.

Sincerely,

/s/ Steven W. Morris

Steven W. Morris
Vice President, Controller and Chief Accounting Officer

cc: Donna Di Silvio, Staff Accountant
Robert J. Adams, Senior Vice President and Chief Financial Officer